Mayer Brown LLP
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Chicago, Illinois 60606-4637

October 8, 2013	Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
VIA EMAIL AND EDGAR	www.mayerbrown.com

Jennifer López	Edward S. Best
Staff Attorney	Direct Tel +1 312 701 7100
U.S. Securities and Exchange Commission	Direct Fax +1 312 706 8106
100 F. Street, N.E.	ebest@mayerbrown.com
Washington, D.C. 20549

Re:                             Envestnet, Inc.
Registration Statement on Form S-1
Filed August 27, 2013
File No. 333-190852
Annual Report on Form 10-K for the Fiscal
Year Ended December 31, 2012
Filed June 14, 2013
File No. 001-34835
Definitive Proxy Statement on Schedule 14A
Filed June 28, 2013
File No. 001-34835

Dear Ms. López:

This letter is being furnished on behalf of Envestnet, Inc. (the “Company”) in response to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 7, 2013 to the undersigned, with respect to the above-referenced filings.

The substance of the Staff’s comment has been included in this letter in bold and italics for your convenience and the Company’s response immediately follows the comment.

Definitive Proxy Statement on Schedule 14A filed June 28, 2013

Executive Compensation, page 20

Incentive Compensation, page 23

Comment: The Staff notes the Company’s response to prior comment no. 12 and seeks confirmation that the information provided in response to this comment will be included in future filings of the Company’s proxy statement.

Company response: The Company acknowledges the Staff’s oral comment and confirms that in future filings the Company will change the disclosure corresponding to the statement on page 22 that now reads “Incentive Compensation, which is intended to reward executives for gross sales” to “Incentive Compensation, which is intended to reward eligible employees for gross sales.”  In addition, the paragraph describing the Company’s Incentive Compensation program will be revised to read substantially as follows (added language is italicized):

Incentive Compensation. We maintain a compensation program with amounts paid to eligible employees as incentive compensation based on a target percentage of gross sales, though the total amount of incentive compensation is not an exact percentage of gross sales. The target percentage is revised annually. For the purposes of determining the total amount available for incentive compensation, we estimate our new fee revenue based on gross sales. We do this by calculating the average fee paid on all of our products, taking into account differing fee rates on the various products we sell and various fee schedules related to different client programs. The average will also vary by region due to the mix of clients and products within each region. In 2013, we targeted •% of such estimated fee revenue to be used for total incentive compensation, with discretion to award total incentive compensation of up to an additional •% of estimated fee revenue.  Incentive Compensation amounts are calculated quarterly and paid out in 20% installments over the subsequent five quarters. Incentive Compensation payments are not guaranteed. The recipient must still be employed at the time of payment. Incentive Compensation payments are allocated among sales and service personnel and sales management, and the allocation of the incentive compensation payments is approved at the discretion of Mr. Bergman and Mr. Crager.  In exercising their discretion, these officers annually establish a framework of percentages of the total available amount that is to be paid to different categories of employees, but there is no predetermined formula.  The amount of the Incentive Compensation payments may also be adjusted based on our overall performance. In 2013, approximately $• million in incentive compensation was earned by eligible employees[, of which Mr. Crager received $•. Mr. Crager is the only executive officer who receives Incentive Compensation. The amount of Mr. Crager’s Incentive Compensation was based on our total gross sales and the CEO’s subjective assessment of his leadership of the sales organization.]

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7100.

Sincerely,

/s/ Edward S. Best

Edward S. Best

cc:                                Mara L. Ransom, Securities and Exchange Commission
Judson Bergman, Envestnet, Inc.

Peter D’Arrigo, Envestnet, Inc.
Chris Curtis, Envestnet, Inc.
Shelly O’Brien, Envestnet, Inc.
Matthew Majoros, Envestnet, Inc.